[PEABODY ENERGY CORPORATION LETTERHEAD]

May 26, 2017

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Peabody Energy Corporation
Registration Statement on Form S-1
Filed April 11, 2017
File No. 333-217242
Form 10-K for Fiscal Year Ended December 31, 2016
Form 8-K filed April 11, 2017
File No. 001-16463

Dear Mr. Reynolds:

Peabody Energy Corporation (the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Peabody Comment Letter”) dated May 8, 2017, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed on April 11, 2017, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) that was filed on March 22, 2017, and the Company’s Current Report on Form 8-K (the “Form 8-K”) that was filed on April 11, 2017.

Simultaneously herewith, the Company is filing Amendment No. 1 to the Registration Statement (the “Form S-1 Amendment”) and Amendment No. 1 to the Form 8-K (the “Form 8-K Amendment”), reflecting responses to the Staff’s comments. The Company will file Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) prior to requesting acceleration of the effectiveness of the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement and the Form 8-K, as applicable. The Form S-1 Amendment and the Form 8-K Amendment include other changes that are intended to update, clarify, and render more complete the information contained therein.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Peabody Comment Letter and, to facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and sections headings in the applicable amended filing.

Form 8-K filed April 11, 2017

Exhibit 99.1 Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Balance Sheet

1.	We note from your disclosure that the pro forma presentation gives effect to the transactions associated with your emergence from Chapter 11. Please revise your disclosure in the notes to provide a detailed explanation of each of the adjustments presented related to the debt discharge, debt and equity issuances, reclassifications and distributions to creditors presented in the balance sheet. Please note that if the adjustment is the result of several transactions netted together, please provide a reconciliation detailing each item in the adjustment. Please refer to the guidance in Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Data filed with the Form 8-K Amendment to provide a detailed explanation of each of the adjustments presented related to the debt discharge, debt and equity issuances, reclassifications and distributions to creditors presented in the balance sheet and to include updated financial information as of March 31, 2017. Please see pages 5–7 of Exhibit 99.1 to the Form 8-K Amendment. Additionally, the Company has also provided updated Computation of Ratios of Earnings to Fixed Charges and Unaudited Pro Forma Computation of Earnings to Combined Fixed Charges and Preference Security Dividends on Exhibits 12.1 and 12.2, respectively, to the Form 8-K Amendment.

Form S-1

Exhibits

2.	We note your disclaimer regarding the information contained in your exhibits at the bottom of the exhibit list. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to state or imply that the investors cannot rely on these statements. Please revise or remove the disclaimers as appropriate. Also, please be advised that, notwithstanding the inclusion of a general disclaimer as to the dates of such representations, warranties or covenants, you are responsible for considering whether specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

The Company acknowledges the Staff’s comment and has removed the statements regarding the information contained in the exhibits at the bottom of the exhibit list on page II-8 and in the Exhibit Index of the Form S-1 Amendment.

Signatures

3.	Please provide a signature for your principal financial officer and controller or principal accounting officer in those capacities as required by Form S-1.

The Company acknowledges the Staff’s comment and has revised the Form S-1 Amendment accordingly.

Form 10-K filed March 22, 2017

Segment and Geographic Information, page 4

4.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. See also Industry Guide 7(b)(2). We believe these maps should comply with the guidance found in Industry Guide 7, Instruction to paragraph (c)(1).

The Company acknowledges the Staff’s comment. Copies of the maps the Company intends to include in the Form 10-K Amendment in response to the Staff’s comment are included on Exhibit A hereto.

Coal Reserves, page 40

5.	Proven and probable reserves are disclosed for your North Antelope Rochelle, Bear Run, Kayenta, Millennium, and Wilpinjong properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your reserves for the properties listed above, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C and Rule 12b-4 under the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

The Company acknowledges the Staff’s comment. The supplemental information requested is being provided to the Staff under separate cover, on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Exchange Act of 1934, as amended, and Rule 418(b) promulgated under the Securities Act of 1933, as amended. In accordance with Rule 12b-4 and Rule 418(b), the Company requests that such material be returned promptly following completion of the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2016. The Company is also requesting confidential treatment of such material, in accordance with the Freedom of Information Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

6.	Please modify your filing and disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying, if true, that reserve estimates incorporate losses for dilution and mining recovery and stating these losses as a percentage or other relevant factor.

•	The wash plant recovery as a percentage.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

In response to the Staff’s request to provide clarifying disclosure regarding the treatment of dilution in the Company’s reserve estimates and to provide wash plan recovery as a percentage, proposed disclosure that the Company intends to include in the Form 10-K Amendment is included on Exhibit B hereto.

•	The coal price used to estimate your reserves. Please reference the appropriate market for your sales pricing.

In response to the Staff’s request to include the coal price used to estimate its reserves, the Company respectfully submits that it does not use specific coal prices to estimate its reserves. In this regard, coal is economically recoverable when the price at which the Company’s coal can be sold exceeds the costs and expenses of mining and selling the coal. The costs and expenses of mining and selling the coal are determined on a mine-by-mine basis, and as a result the prices at which the Company’s coal is economically recoverable vary based on the mine and are affected by numerous factors, including market prices and contractual arrangements. In addition, many of the factors affecting the Company’s recoverable coal reserves are beyond the Company’s control. Accordingly, the Company intends to include in the Form 10-K Amendment the risk factor disclosure set forth on Exhibit C hereto and believes that this precautionary disclosure regarding uncertainties in estimating economically recoverable coal reserves provides appropriate and meaningful disclosure to investors.

Summary, page 55

7.	We note your disclosure of historical prices for Australian seaborne coking, PCI, and thermal coal in this section. Please provide additional disclosure regarding your U.S. thermal coal historical prices. This may include the Central and Northern Appalachian, Illinois, Powder River and Uinta Basin coal markets, depending on the market your coal products are sold.

The Company acknowledges the Staff’s comment. In this regard, the Company notes that the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017 (the “First Quarter 2017 Form 10-Q”) includes disclosure regarding the Company’s U.S. thermal coal historical prices. See page 50 of the First Quarter 2017 Form 10-Q. The Company also intends to provide, as appropriate, similar historical pricing information regarding its U.S. thermal coal historical prices in the Form 10-K Amendment and in its future Form 10-Q and Form 10-K filings.

*  *  *  *  *

Please call me at (314) 342-3400 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement, the Form 10-K, or the Form 8-K. Thank you for your attention to this matter.

Securities and Exchange Commission

Division of Corporation Finance

May 26, 2017

Very truly yours,

/s/ Amy B. Schwetz
Amy B. Schwetz Executive Vice President and Chief Financial Officer Peabody Energy Corporation

cc:	A. Verona Dorch

Peabody Energy Corporation

Edward B. Winslow

Jones Day

Bradley C. Brasser

Jones Day

Exhibit A

As described more fully in Part 1, Item 1 under the heading “Transportation”, coal consumed in the U.S. is usually sold at the mine with transportation costs borne by the purchaser. Our U.S. mine sites are typically adjacent to a rail loop; however in limited circumstances coal may be trucked to a barge site. Title predominately passes to the purchaser at the rail or barge, as applicable.

Our U.S. export coal is more typically sold on a delivered basis into the unloading port, and we pay ocean freight. In each case, exporters usually pay shipping costs from the mine to the port, including any demurrage costs (fees paid to third-party shipping companies for loading time that exceeded the stipulated time). The primary ports used for U.S. exports are the United Bulk Terminal near New Orleans, Louisiana, the St. James Stevedoring Anchorages terminal in Convent, Louisiana and the Kinder Morgan terminal near Houston, Texas.

A-1

500,000
1,000,000
Abbot Point
Bowen Basin
Dalrymple Bay
MacKay
Hay Point
Northern Missing Link
North Goonyella
Burton
Coppabella
Moorvale
Millennium
Styx Basin
Middlemount
Galilee Basin
Rockhampton
R G Tanna
Wiggins Island
Barney Point
Coral Sea
Bowen Basin
Maryborough Basin
Southern Missing Link
Surat Basin
Tarong Basin
Brisbane
Fisherman Island
Surat Basin
Queensland
7,400,000
6,900,000
6,400,000
Great Dividing Range
PACIFIC OCEAN
New South Wales
Gunnedah Basin
Wilpinjong
Wambo
Port Waratah/Kooragang
Newcastle
Newcastle
Sydney Basin
Tasman Sea
Sydney
Sydney
Metropolitan
Port Kembla
Oaklands Basin
Canberra
Victoria
Surface/Underground
Surface
Underground
Rail
0 100 200 300
Kilometers
AUSTRALIA
N
S
E
W
Peabody

As described more fully in Part 1, Item 1 under the heading “Transportation”, our Australian export coal is usually sold at the loading port, with purchasers paying ocean freight. We have generally secured our ability to transport coal in Australia through rail and port contracts and interests in five east coast coal export terminals. In Queensland, seaborne metallurgical and thermal coal from our mines is exported through the Dalrymple Bay Coal Terminal, in addition to the Abbot Point Coal Terminal used by our joint venture Middlemount Mine. In New South Wales, our primary ports for exporting metallurgical and thermal coal are at Port Kembla and Newcastle, which includes both the Port Waratah Coal Services terminal and the terminal operated by Newcastle Coal Infrastructure Group (NCIG).

A-2

Exhibit B

1. Footnote (1) to the table located on page 40 of the Form 10-K summarizing the locations and proven and probable coal reserves of the Company’s major mining segments would be revised to read as follows (disclosure marked to show changes):

Below is a table summarizing the locations and proven and probable coal reserves of our major mining segments.

		Proven and Probable Reserves as of December 31, 2016(1)
Mining Segment	Locations	Owned Tons	Leased Tons	Total Tons
		(Tons in millions)
Powder River Basin Mining	Wyoming	—	2,713	2,713
Midwestern U.S. Mining	Illinois, Indiana and Kentucky	1,425	297	1,722
Western U.S. Mining	Arizona, New Mexico and Colorado	171	324	495
Total United States		1,596	3,334	4,930
Australian Metallurgical Mining	Queensland and New South Wales	—	418	418
Australian Thermal Mining	New South Wales	—	294	294
Total Australia		—	712	712
Total Proven and Probable Coal Reserves		1,596	4,046	5,642

(1)	Estimated proven and probable coal reserves have been adjusted to account for estimated process~~ing~~ dilutions and losses during mining and processing involved in producing a saleable coal product.

2. The disclosure located on page 41 of the Form 10-K regarding the economic recoverability of the Company’s coal reserves would be revised to read as follows (disclosure marked to show changes):

Our estimate of the economic recoverability of our coal reserves is generally based upon a comparison of unassigned reserves to assigned reserves currently in production in the same geologic setting to determine an estimated mining cost. These estimated mining costs are compared to expected market prices for the quality of coal expected to be mined and take into consideration typical contractual sales agreements for the region and product. Where possible, we also review coal production by competitors in similar mining areas. Only coal reserves expected to be mined economically are included in our reserve estimates. Finally, our coal reserve estimates consider dilutions and losses during mining and processing for recoverability factors to estimate a saleable product. Factors impacting our assessment include geological conditions, production expectations for certain areas, the effects of regulation and taxes by governmental agencies, future price and operating cost assumptions and adverse changes in certain coal market segment conditions and mine closure activities. The estimates are also impacted by decreases resulting from current year production and increases resulting from information obtained from additional drilling. Our estimation as of December 31, 2016 reflected a net reduction compared to the prior year of 694 million tons of coal reserves. The decrease was driven by adverse changes in economic factors, mine plan changes and the sale of non-strategic coal reserves, partially offset from acquisitions and new drilling with the addition of 66 million production tons.

3. The table setting forth the Assigned Reserves as of December 31, 2016 located on page 40 of the Form 10-K and the footnotes located on page 48 of the Form 8-K would be revised as follows to add additional columns and footnote disclosure (disclosure marked to show changes):

ASSIGNED RESERVES(6) AS OF DECEMBER 31, 2016												Modifying(8)
		Attributable Ownership					100% Project Basis					Factors
(Tons in Millions) Segment/Mining Complex	Interest	Proven and Probable Reserves	Owned	Leased	Surface	Under- ground	Proven and Probable Reserves	Owned	Leased	Surface	Under- ground	ROM Factor	Yield
Powder River Basin Mining:
North Antelope Rochelle	100%	1,920	—	1,920	1,920	—	1,920	—	1,920	1,920	—	93%	100%
Caballo	100%	488	—	488	488	—	488	—	488	488	—	90%	100%
Rawhide	100%	305	—	305	305	—	305	—	305	305	—	89%	100%

Total		2,713	—	2,713	2,713	—

Midwestern U.S. Mining:
Bear Run	100%	240	104	136	240	—	240	104	136	240	—	107%	70%
Wild Boar	100%	35	19	16	35	—	35	19	16	35	—	98%	81%
Somerville Central	100%	15	14	1	15	—	15	14	1	15	—	96%	72%
Francisco Underground	100%	28	5	23	—	28	28	5	23	—	28	75%	65%
Gateway North	100%	61	59	2	—	61	61	59	2	—	61	65%	65%
Wildcat Hills Underground	100%	29	11	18	—	29	29	11	18	—	29	74%	58%
Cottage Grove	100%	5	3	2	5	—	5	3	2	5	—	104%	82%

Total		413	215	198	295	118

Western U.S. Mining:
Kayenta	100%	203	—	203	203	—	203	—	203	203	—	88%	100%
El Segundo	100%	82	68	14	82	—	82	68	14	82	—	87%	100%
Twentymile	100%	38	10	28	—	38	38	10	28	—	38	93%	78%
Lee Ranch	100%	89	87	2	89	—	89	87	2	89	—	87%	100%

Total		412	165	247	374	38

Australian Metallurgical Mining:
Millennium	100%	4	—	4	4	—	4	—	4	4	—	100%	77%
Coppabella	73.3%	31	—	31	31	—	42	—	42	42	—	97%	73%
Metropolitan (3)	100%	26	—	26	—	26	26	—	26	—	26	82%	78%
Moorvale	73.3%	9	—	9	9	—	12	—	12	12	—	106%	72%
Burton	100%	7	—	7	7	—	7	—	7	7	—	102%	87%
North Goonyella	100%	87	—	87	—	87	87	—	87	—	87	100%	78%
Middlemount (4)	50.0%	28	—	28	28	—	56	—	56	56	—	85%	77%

ASSIGNED RESERVES(6) AS OF DECEMBER 31, 2016												Modifying(8)
		Attributable Ownership					100% Project Basis					Factors
(Tons in Millions) Segment/Mining Complex	Interest	Proven and Probable Reserves	Owned	Leased	Surface	Under- ground	Proven and Probable Reserves	Owned	Leased	Surface	Under- ground	ROM Factor	Yield
Total		192	—	192	79	113

Australian Thermal Mining:
Wilpinjong	100%	149	—	149	149	—	149	—	149	149	—	108%	87%
Wambo (5)	100%	145	—	145	34	111	145	—	145	34	111	107%	69%

Total		294	—	294	183	111

Total Assigned		4,024	380	3,644	3,644	380

****

(8)	The modifying factors reflect the assumptions which are utilized to convert coal quantities and qualities as in ground to run of mine (“ROM”) coal after mining, and eventually to saleable product coal after processing. Coal reserves are reported as an estimation of the final saleable quantity, which takes into account any losses and dilutions during mining and processing. We generally keep track of coal reserves through in place coal, ROM coal and product coal. In place coal for US underground reserves excludes planned barrier pillars, but includes regular pillars from projected underground extractions. In place coal for Australian underground reserves is exclusive of all planned pillars. The difference is due to historic practice and software used by each country. The ROM factor represents the estimated ROM coal in relation to the coal in place with considerations of coal losses, dilutions and remaining pillars during mining processes. The yield is the ratio of estimated saleable product coal over ROM coal tons with mainly processing loss considered.

Exhibit C

We face numerous uncertainties in estimating our economically recoverable coal reserves and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal is economically recoverable when the price at which our coal can be sold exceeds the costs and expenses of mining and selling the coal. The costs and expenses of mining and selling the coal are determined on a mine-by-mine basis, and as a result the price at which our coal is economically recoverable varies based on the mine. Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff and third parties, which includes various engineers and geologists. The reserve estimates as to both quantity and quality are updated from time to time to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	Geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience in areas we currently mine;

•	Current and future market prices for coal, contractual arrangements, operating costs and capital expenditures;

•	Severance and excise taxes, royalties and development and reclamation costs;

•	Future mining technology improvements;

•	The effects of regulation by governmental agencies;

•	Ability to obtain, maintain and renew all required permits;

•	Employee health and safety; and

•	Historical production from the area compared with production from other producing areas.

As a result, actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any material inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability which could materially and adversely affect our business, results of operations, financial position and cash flows.

C-1